UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2002


                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |_|             Form 40-F  [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|        No [x]




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                                                                          Page 2


                                      INDEX




Exhibit Index                                               Pages 3-5

Signature Page                                              Page 6


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                                                                          Page 3


          The following items previously filed in paper form with the Securities and Exchange Commission are hereby filed in electronic format as exhibits to this Report on Form 6-K of Kinross Gold Corporation (the "Corporation") for the purpose of incorporation by reference in future filings.

                                    EXHIBITS

Exhibit
Number              Description
-------             -----------

  99a the Renewal Annual Information Form of the Corporation dated May 9, 2002 (originally filed in paper form by the Corporation on Form 40-F on May 10, 2002 (File No. 0-10321))

  99b management's discussion and analysis of financial condition and results of operations contained in the Corporation's annual report for the year ended December 31, 2001 (originally filed in paper form by the Corporation as Exhibit A to the Annual Report on Form 40-F for the year ended December 31, 2001 filed on May 10, 2002 (File No. 0-10321))




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                                                                          Page 4


                                    SIGNATURE




          Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             KINROSS GOLD CORPORATION






                                             Signed: /s/ Shelley M. Riley
                                                     --------------------
                                                     Shelley M. Riley
                                                     Corporate Secretary




July 16, 2002